Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES
THIRD QUARTER 2016 CONFERENCE CALL
November 3, 2016 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) plans to report its third quarter 2016 financial and operating results via news release prior to the opening of markets on Thursday, November 10, 2016. Crescent Point management will host a conference call at 10 a.m. MT (12 p.m. ET) on November 10, 2016, to discuss the results and outlook for the Company.
Participants can access the conference call by dialing 866-223-7781 or 416-340-2216. Alternatively, to listen to this event online, please enter http://www.gowebcasting.com/8043 in your web browser.
For those unable to participate in the conference call at the scheduled time, it will be archived for replay. You can access the replay by dialing 800-408-3053 or 905-694-9451 and entering the passcode 8351875. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point’s website at www.crescentpointenergy.com.
Crescent Point is a leading North American light and medium oil producer that seeks to maximize shareholder return through its total return strategy of long-term growth plus dividend income.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Trent Stangl, Senior Vice President, Investor Relations and Communications

Telephone: (403) 693-0020	Toll-free (U.S. & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585-8th Avenue S.W.
Calgary, Alberta T2P 1G1